Mail Stop 3561

October 4, 2006

Mr. Peter R. Ingram, Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street
Suite G-350
Honolulu, Hawaii 96819

      Re: Hawaiian Holdings, Inc.
               Form 10-K for the year ended December 31, 2005
               Filed March 23, 2006
               File No. 001-31443

Dear Mr. Ingram:

We have reviewed your response letter dated September 25, 2006 and have the following comment. Unless otherwise indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005
Critical Accounting Policies, page 44
Frequent Flyer Accounting, page 49

1.   We note your response to our prior comment 1. You indicate that you recognize revenue generated from the sale of mileage credits on a straight line basis over the historical usage period. Furthermore, the historical usage period, per your response, is the "average time between when a mileage credit is earned and when the member takes a flight resulting from the redemption of the mileage credit" as determined by your study of such purchased mileage accounts. Please first clarify the meaning of "earned" in your statement, as mileage that is purchased is not "earned" in the sense of mileage that is accumulated through flying. Tell us why you believe that the revenue recognition criteria have been met and therefore revenue earned during the historical usage period, as it appears as though such revenue would not be earned until at the very earliest, the average time a member takes a flight, given that no services have been rendered prior to that point. We believe it would be appropriate to defer all such revenue until the average time at which a member takes a flight and recognize through the date of expiration. Please refer to SAB 104 and advise, specifically addressing when you believe the services required for revenue recognition have been rendered.

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You may contact Heather Tress at 202-551-3624 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

                                            Sincerely,

                                            Linda Cvrkel
                                            Branch Chief